Exhibit 99.1

Stock Option Exchange Program Planned for May

In March, Agilent’s stockholders approved Agilent’s proposal to offer a one-time Stock Option Exchange Program to its employees.

In late May, Agilent plans to offer this program to employees who hold eligible stock options with exercise prices greater than $25. The program will be announced via InfoSpark. Once announced, the offer period will last for 20 business days. Due to strict U.S. Securities and Exchange Commission (SEC) regulations, Agilent cannot communicate more details to you at this time. Details about the program, including how to make elections, will be communicated via Agilent e-mail at the time the program is announced.

Hard copy packets will be delivered to those employees who do not have an Agilent e-mail address or who are on a leave of absence from the company. If you believe that you hold eligible options and will not have access to your e-mail in late May for longer than two weeks, send an e-mail to Agilent’s Shareholder Records at stock_options@agilent.com. If appropriate, Shareholder Records will arrange an alternate means of delivery.

To review slides and frequently asked questions that were provided at the time the program was proposed to stockholders, visit the Agilent stock option web site at http://stockoptions.corporate.agilent.com.

The Agilent Stock Option Exchange Program referred to in this communication has not yet begun. If Agilent implements the stock option exchange, it will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents filed by Agilent with the SEC can be obtained free of charge from the SEC’s Web site at www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement, when available, by contacting Shareholder Records at Agilent Technologies Inc., 395 Page Mill Road, MS A3-18, Palo Alto, CA 94306.